Innovative Payment Solutions, Inc.

56B 5th Avenue, Lot 1 #AT

Carmel By the Sea, CA 93921

February 3, 2023

VIA EDGAR

U.S. SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Scott M. Anderegg

Re:	Application for Withdrawal Innovative Payment Solutions, Inc.
Registration Statement on Form S-1/A Filed February 2, 2023 (File No. 333-255312)

Dear Mr. Anderegg:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Innovative Payment Solutions, Inc. (the “Registrant”) hereby applies to the Securities and Exchange Commission for consent to immediately withdraw the Registrant’s Amendment No. 1 to its Registration Statement on Form S-1, filed on February 2, 2023 (the “Amendment”) under Commission File Number 333-255312 (the “Registration Statement”).

This application for withdrawal of the Amendment is being submitted because the Amendment was inadvertently tagged with the incorrect Commission File Number. No securities have been sold pursuant to the Amendment.

For clarity, the Registrant is making no request with respect to the Registration Statement itself (which was declared effective on April 26, 2021) other than the Amendment. The Registrant expects to refile the Amendment today under the correct Commission File Number (333-269261).

If you have any questions regarding this application for withdrawal, please contact our legal counsel Lawrence Rosenbloom at (212) 370-1300.

Very truly yours,

/s/ Richard Rosenblum
Richard Rosenblum
President, Chief Financial Officer and Secretary